August 7, 2006

VIA EDGAR

Ms. Sharon Blume

Reviewing Accountant

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 4561

Re:	East West Bancorp, Inc.
Form 10-K for the Fiscal Year December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
File No. 0-24939

Dear Ms. Blume:

We are in receipt of your letter dated July 25, 2006 which contains comments and questions pertaining to the above-referenced filings.  On behalf of East West Bancorp (the “Company”), we are providing the following responses to your comments and questions:

Question 1:                                Please tell us how you satisfied the disclosure requirements in paragraphs 54-55 of SFAS No. 141 for the United National Bank acquisition during 2005. (Reference: December 31, 2005 Form 10-K, Note 2—Business Combinations, page 81).

Response:                                        Paragraphs 54 and 55 of SFAS No. 141 require that the notes to the financial statements of a public business enterprise include certain supplemental information on a pro forma basis for the period in which a material business combination occurs (or for the period in which a series of individually immaterial business combinations occur that are material in the aggregate).  The acquisition of United National Bank (“UNB”) was consummated on September 6, 2005.  Based on the relative size of UNB as of the acquisition date, we did not consider this transaction to be material business combination based on the following factors:

a)              The total purchase price for the transaction represented less than 3% of the Company’s total assets as of June 30, 2005;

b)             Total estimated goodwill arising from the transaction represented less than 2% of the Company’s total assets as of June 30, 2005;

c)              The pro forma effect of the combination for the year ended December 31, 2005 results in an increase to net income of less than 5% and an increase in both basic and diluted earnings per share of less than 1%.  In fact, on a pro forma basis, there would have been no change to basic and diluted earnings per share of $2.03 and $1.97, respectively, as previously reported in our Form 10-K for the year ended December 31, 2005.

Additionally, we also evaluated this transaction pursuant to the guidance contained in Regulation S-X Rule 11-01 regarding significant subsidiaries.  All three tests, specifically, the Asset, Investment and Income Tests, failed to meet the thresholds required for the acquisition to be considered a “significant subsidiary.”

In consideration of all these factors, we did not deem the acquisition of UNB to constitute a material business combination that required a separate presentation of pro forma results of operations for the year ended December 31, 2005 and 2004.

Question 2:                                We note your allowance for loan losses increased approximately $9.3 million during 2005 due to the acquisition of United National Bank.  Please tell us the composition of the loan portfolio acquired and how you applied the guidance of SOP 03-3.  (Reference: December 31, 2005 Form 10-K, Note 7—Loans and Allowance for Loan Losses, page 86).

Response:                                        The composition of the gross loan portfolio acquired from UNB is detailed in Exhibit 1 to this letter.

With regards to our application of the guidance contained in SOP 03-3, we initially considered loans that fell within the scope of SOP 03-3.  Specifically, we identified “loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor (i.e. the Company) will be unable to collect all contractually required payments receivable,” subject to certain exceptions.  Essentially, loans that are deemed to be impaired under the provisions of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, fall within the scope of SOP 03-3.  In the acquisition of UNB, there was only one loan totaling $2.3 million that met the criteria specified in SOP 03-3.  This loan was transferred at fair value (i.e. the portion of the loan that was deemed to be uncollectible was charged off on the books of UNB), with no related valuation allowance “carried over” to the books of the Company.

The $9.3 million increase in the allowance for loan losses related to the acquisition of UNB consists of the actual allowance for losses on UNB’s books that was brought over with the loan portfolio to record the loan portfolio at estimated fair value.  We looked to the guidance contained in item A.5, Topic 2: Business Combinations of Staff Accounting Bulletin Releases (“Topic 2”) related to “adjustments to allowances for loan losses in connection with business combinations” to determine the appropriate level of allowance that should be carried over to the Company’s books from UNB.   Based on this guidance, we have concluded that the $9.3 million increase in the allowance as a result of the UNB acquisition was appropriate based on the Company’s established methodology in determining the adequacy of its allowance for loan losses.

Question 3:                                Please tell us how you satisfied the interim disclosure requirements in paragraph 58b-c of SFAS No. 141 for the Standard Bank acquisition during 2006. (Reference: March 31, 2006 Form 10-Q, Note 4—Acquisition of Standard Bank, page 13).

Response:                                        Paragraph 58b of SFAS No. 141 requires that “the summarized interim financial information of a public business enterprise shall disclose certain supplemental pro forma information if a material business combination is completed during the current year up to the date of the most recent interim statement of financial position presented.”  Paragraph 58c of SFAS No. 141 requires additional disclosure regarding “the nature and amount of any material, nonrecurring items included in the reported pro forma results of operations.”  In determining whether the acquisition of Standard Bank, which was consummated on March 17, 2006, constitutes a material business combination, we conducted an assessment of various criteria similar to the ones that we considered for the UNB acquisition and reached the following conclusions:

a)              The total purchase price for the transaction represented less than 3% of the Company’s total assets as of December 31, 2005;

b)             Total estimated goodwill arising from the transaction represented less than 2% of the Company’s total assets as of December 31, 2005; and

c)              The pro forma effect of the combination for the quarter ended March 31, 2006 results in an increase to net income of less than 2% and a decrease in both basic and diluted earnings per share of less than 4%.  These changes to net income and earnings per share exclude the impact of $10.3 million in nonrecurring net realized losses on investment securities sold by Standard Bank during the first quarter of 2006.

Similar to the acquisition of UNB, we also applied the “significant subsidiary” tests pursuant to Regulation S-X Rule 11-01 to this transaction.  Again, all three tests failed to meet the thresholds required for this acquisition to be considered a “significant subsidiary.”  Based on these assessments, we came to the conclusion that the acquisition of Standard Bank, both individually and in the aggregate (i.e. in combination with UNB), does not constitute a material business combination.

However, given our recent acquisition activity and the relatively close proximity in occurrence of these two transactions, we have determined that it may be more meaningful to the readers of our financial statements to include the supplemental pro forma disclosure requirements in paragraph 58b-c of SFAS No. 141 on a prospective basis beginning with our upcoming Form 10-Q filing for the quarterly period ended June 30, 2006.  Exhibit 2 to this letter contains the excerpt of our disclosures related to business combinations as it appears in the Company’s Form 10-Q for the quarterly period ended June 30, 2006.

Question 4:                                We note that your allowance for loan losses increased approximately $4.1 million during the three months ended March 31, 2006 due to the acquisition of Standard Bank.  Please tell us the composition of the loan portfolio acquired and how you applied the guidance of SOP 03-3.  (Reference: March 31, 2006 Form 10-Q, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation—Allowance for Loan Losses, page 36).

Response:                                        The composition of the gross loan portfolio acquired from Standard Bank is detailed in Exhibit 3 to this letter.

                                                                                                We applied the guidance contained in SOP 03-3 to the acquisition of Standard Bank in a manner similar to the acquisition of UNB.  No loans acquired through the acquisition of Standard Bank fell within the scope of SOP 03-3.

Similar to the UNB acquisition, we followed the guidance contained in Topic 2 related to allowance adjustments in connection with business combinations to determine the appropriate level of the allowance that should be carried over to the Company’s books from Standard Bank.  The $4.1 million increase in the allowance for loan losses related to the acquisition of Standard Bank consists of the actual allowance for loan losses on Standard Bank’s books that was brought over with the loan portfolio to record the loan portfolio at estimated fair value.  We concluded that this increase in the allowance as a result of the Standard Bank acquisition was appropriate in light of the Company’s established methodology in determining the adequacy of its allowance for loan losses.

In connection with our responses to your comments and questions, we hereby acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me at (626) 768-6898.

Sincerely,

/s/ Julia S. Gouw

Julia S. Gouw
Executive Vice President and Chief Financial Officer

Exhibit 1

Loan Composition as of Acquisition Date

United National Bank

(Dollars in thousands)

Loan Type	Amount	% of Total
Residential, single family	$10,156	1.5%
Residential, multifamily	45,900	6.8%
Commercial and industrial real estate	455,672	67.3%
Construction	77,985	11.5%
Commercial business	64,040	9.5%
Trade Finance	20,075	3.0%
Consumer	2,742	0.4%
Total Loans	676,570	100.0%

EXHIBIT 2

4.   BUSINESS COMBINATIONS

The Company has completed several business acquisitions that have all been accounted for using the purchase method of accounting.  Accordingly all assets and liabilities were adjusted to and recorded at their estimated fair values as of the acquisition date.  The excess of purchase price over fair value of net assets acquired, if identifiable, was recorded as a premium on purchased deposits, and if not identifiable, was recorded as goodwill.  The estimated tax effect of differences between tax bases and market values has been reflected in deferred income taxes.  The results of operations of the acquired entities have been included in the Company’s consolidated financial statements from the date of acquisition.

At the close of business on March 17, 2006, the Company completed the acquisition of Standard Bank, a federal savings bank headquartered in Monterey Park, California.  The purchase price was $200.3 million which was comprised of $66.4 million in cash and 3,647,440 shares of East West Bancorp, Inc. common stock.  The Company recorded total goodwill of $100.8 million and core deposit premium of $8.6 million for this transaction.

The Company completed the acquisition of United National Bank, a commercial bank headquatered in San Marino, California, at the close of business on September 6, 2005.  The purchase price was $177.9 million which was comprised of $71.1 million in cash and 3,138,701 shares of East West Bancorp, Inc. common stock.  The Company recorded total goodwill of $99.7 million and core deposit premium of $15.0 million for this transaction.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for these two transactions:

	Standard Bank	United National Bank
	(In thousands)
Cash and cash equivalents	$165,834	$120,221
Loans receivable	487,110	666,693
Premises and equipment	3,211	10,434
Core deposit premium	8,648	15,044
Goodwill	100,838	99,711
Other assets	239,585	146,970
Total assets acquired	1,005,226	1,059,073
Deposits	728,994	936,214
Other liabilities	75,960	16,143
Total liabilities assumed	804,954	952,357
Net assets acquired	$200,272	$106,716

The unaudited pro forma combined amounts presented below give effect to the acquisition of Standard Bank as if this transaction had been completed as of the beginning of each period.  For the three and six months ended June 30, 2005, the unaudited pro forma combined amounts also include the results of operations for United National Bank as if this transaction had been completed as of the beginning of each period. The unaudited pro forma information is not necessarily indicative of the results of operations that would have resulted had the acquisitions been completed at the beginning of the applicable period presented, nor is it necessarily indicative of the results of operations in future periods.

	Three Months Ended June 30,		Six Months Ended June 30,
	2006 (1)	2005 (3)	2006 (2)	2005 (3)
	(In thousands, except per share data)
Net interest income	$91,644	$80,183	$178,796	$157,482
Provision for loan losses	1,333	4,665	5,866	9,330
Noninterest income	8,119	9,246	6,801	16,330
Noninterest expense	38,536	35,477	77,587	70,187
Income before provision for income taxes	59,894	49,287	102,144	94,295
Provision for income taxes	23,249	18,222	38,972	34,858
Net income	$36,645	$31,065	$63,172	$59,437

EARNINGS PER SHARE
BASIC	$0.61	$0.53	$1.05	$1.01
DILUTED	$0.59	$0.51	$1.03	$0.98

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
BASIC	60,270	59,124	60,070	59,077
DILUTED	61,619	60,664	61,488	60,707

(1)          Since the acquisition of Standard Bank was completed on March 17, 2006, there is no difference between the pro forma and actual results of operations for the three months ended June 30, 2006.

(2)          The pro forma results of operations for the six months ended June 30, 2006 includes $10.3 million in net realized losses on investment securities that were sold by Standard Bank during the first quarter of 2006. Further, the pro forma results of operations for the six months ended June 30, 2006 reflect interest expense related to junior subordinated debt amounting to $30.0 million that was issued in connection with the acquisition of Standard Bank as if this debt instrument was issued at the beginning of the period.

(3)          The pro forma results of operations for both periods in 2005 reflect additional interest expense related to $50.0 million in junior subordinated debt that was issued in connection with the acquisitions of United National Bank and Standard Bank as if these debt instruments were issued at the beginning of each period.

Exhibit 3

Loan Composition as of Acquisition Date

Standard Bank

(Dollars in thousands)

Loan Type	Amount	% of Total
Residential, single family	$46,584	9.4%
Residential, multifamily	304,320	61.5%
Commercial and industrial real estate	123,412	24.9%
Construction	19,537	3.9%
Commercial business	267	0.1%
Consumer	1,010	0.2%
Total Loans	495,130	100.0%